July 29, 2005


By facsimile to (212) 836-8689 and U.S. Mail


Mr. Andre Heroux
President and Chief Executive Officer
MAAX Holdings, Inc.
9224 73rd Avenue North
Brooklyn Park, MN 55428

Re:	MAAX Holdings, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed July 19, 2005
File No. 333-125251

Dear Mr. Heroux:

	We reviewed the filing and have the comments below.

Ratio of Earnings to Fixed Charges, page 13

1. We read your revised disclosures provided in response to prior comment 6. As required by Instruction 2(A) to Item 503(d) of Regulation S-K, disclose the dollar amount of the deficiency for any
ratio with a less than one-to-one coverage.   Also, do not
disclose
any ratio less than 1.0.  Also revise the disclosures on page 45.

Risk Factors, page 14

2. Refer to prior comment 7. The meaning of the thirteenth risk factor`s caption or heading is unclear. Please revise.

Special Note Regarding Forward-Looking Statements, page 27

3. Since the offering is a tender offer, MAAX is ineligible to rely on the safe harbor for forward-looking statements under section 27(A)(b)(2)(C) of the Securities Act. MAAX is also ineligible to rely on the safe harbor for forward-looking statements under section
27(A)(b)(2)(D) of the Securities Act. Thus, MAAX should delete the phrase "as defined by federal securities laws." Alternatively, MAAX should explain that it is ineligible to rely on the safe harbor.

Critical Accounting Policies, page 48

4. We read your revised disclosures provided in response to prior comment 16. We have the comments below on your accounting for goodwill and intangible assets.

		Goodwill

* Revise your disclosure to clarify how you have defined your reporting units.

* Revise your disclosures to inform more clearly investors how you
allocated the purchase to your reporting units.   Provide us
sufficiently detailed information for us to assess fully the appropriateness of how you allocated the purchase price.

* You state in note 3 to your financial statements that "Value attributed to goodwill is supported by the strong position of the Company on the Canadian market, its efficiency to deliver in less than five working days, its capacity to design and create innovative and highly profitable new products and the capacity of senior management to create and implement strategies to perform well in the market." Clarify for readers why your kitchen and spa segments will not benefit from this acquisition.

* You state that "The excess purchase price has been allocated entirely to the bathroom segment based on its fair value compared to the fair value of the two other business segments." We are uncertain what you mean by this statement given your earlier statement that "Goodwill acquired in business combinations is allocated to each reporting unit by comparing the allocated purchase price to their respective fair value and the excess of fair value is allocated to goodwill." Revise your disclosures as necessary to provide clarifying information.

* Clarify specifically for readers why the predecessor`s kitchen and spa segments had goodwill of $15.6 million and $8.4 million allocated as of June 3, 2004, but none is allocated to the Company`s kitchen and spa segments as of June 4, 2004.

* You state that "our estimates demonstrate that future discounted cash flows projected for most of our business units are greater than the carrying values." Revise your disclosure to clarify which business units have future discounted cash flows that are less than their carrying values and why no impairment was recorded for those business units.

		Intangible Assets

* You state that if the carrying value is greater than the future cash flows, a provision is made to write down the carrying value of the related assets to the estimated net recoverable value. Note that paragraph 15 of SFAS 142 states that the impairment loss shall be recognized in the amount that the carrying value exceeds the fair value. Revise appropriately your disclosures here and in your notes to your financial statements.

* Clarify why "Impairment is tested with all other long-lived assets
of the bathroom sector."  Address why in accordance with paragraph
10
of SFAS 144 you would not group any of your intangible assets with your spa or kitchen segments. Address specifically each identified intangible asset acquired in the June 4, 2004 acquisition of MAAX, Inc. We note that your kitchen and spa segments have key brand names identified on page 64 and your disclosure on page 66 that discusses your multi-channel distribution network and your channel-specific product offering which seem to encompass products from across all of your business segments.

* Disclose how management determined that the fair value of the Enterprise Resource Planning System or ERPS is greater than its carrying value. Specify how management determined the fair value of this intangible asset.

* Disclose how you determined the appropriateness of a 15 year useful life for the ERPS. We note paragraph 37 of SOP 98-1: "Given the history of rapid changes in technology, software often has had a relatively short useful life."

* Disclose how you determined the 25 year useful life of the distribution network. Refer to the guidance in paragraph 11 of SFAS
142.

Results of Operations, page 50

5. As requested previously in prior comment 17, delete your discussion "Fiscal Year Ended February 28, 2005 Compared to Fiscal Year Ended February 29, 2004" on pages 53-55.


Liquidity and Capital Resources, page 56

6. We note your revised disclosures provided in response to prior comment 21. You indicate that the increase in accounts receivable for the period ended February 28, 2005 is attributable to the seasonality of your business. Further address the seasonal nature of your business, addressing specifically which periods typically have seasonally higher sales. Also, as requested previously, address the cash inflows and outflows related to the June 2004 transactions and the offering of the notes. Alternatively, revise your document to do so.

7. We read your revised disclosures provided in response to prior comment 23. Expand your disclosures to clarify why it is appropriate to present financial covenants and maintenance tests for Beauceland
Corporation instead of MAAX Corporation. We note that these tests are as defined in MAAX Corporation`s senior secured credit facility.
Otherwise, revise your disclosures to present the financial covenants and maintenance tests as they relate to MAAX Corporation.

Controls and Procedures, page 62

8. We note that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures
"are effective in ensuring that information required to be disclosed is accumulated and communicated to allow timely decisions regarding required disclosure, and that information required to be disclosed is recorded, processed, summarized and reported as and when required."
We have these comments on the disclosure:

* Revise your incorrect reference to Exchange Act Rules 13a-14 and
15d-14.

* You have provided an incomplete definition of disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions on required disclosure. Otherwise, simply conclude that your disclosure controls and procedures are effective or ineffective, whichever is the case.

Business, page 63

9. Refer to prior comment 27. Explain the meaning of "CAGR" in the second paragraph under "General" on page 63.

Note 7. Warranties and Guarantees, page F-11

10. Provide a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting period under paragraph
14(b) of FIN 45 for the predecessor and the company for the three months ended May 31, 2005 and 2004.

Note 6.  Intangible Assets, page F-35

11. We read your response to prior comment 42. Provide this clarifying information in note 6.

Note 9.  Income Taxes, page F-39

12. We read your revised disclosures provided in response to prior comment 46. We note that your effective tax rate for 270-day period ended February 28, 2005 is significantly impacted by the "change in tax rate related to foreign income and other differences."
Provide
clarifying disclosure on what this item represents for the period mentioned above and for the periods of the predecessor company as shown on page F-40. Your revised disclosures do not address fully our concerns. Further, expand your MD&A discussion of income taxes for all periods presented to explain better the underlying reasons for the changes in your income tax expense from period to period.

Note 10.  Capital Stock, page F-42

13. We read your response to prior comment 49. Expand your disclosures to clarify why you redeemed the common stock and stock options and why the redemption was made at such a significant premium. Clarify which group of stockholders benefited from this redemption. Also address for us why you believe that it is appropriate to reflect the premium on redemption in retained earnings rather than as an expense since the redemption was not made on a pro rata basis to all of your stockholders.


Note 11.  Stock-based Compensation, page F-43

14. We read your response to prior comment 50. You indicate that the exercise price of each option equals the estimated market value of the parent company`s stock on the date of grant. As requested previously, disclose the fair value of your common stock on each grant date for your stock options.

15. We note your revised disclosures provided in response to prior comment 52. You indicate that the preferred shares are redeemable for cash. Expand your disclosures to provide the specific redemption terms of these securities.

16. We note the disclosure on page 91 that you issued stock
options
to some of your management, employees, and directors at an
exercise
price of C$0.01. It is unclear to us whether this information is appropriately included in note 11. Revise appropriately your disclosures. If necessary, include the applicable SFAS 123 and 148 disclosures in note 1(f) as they relate to these stock options.

Exhibit 10.18

17. We note your response to prior comment 55 and your acknowledgment that you did not refile the exhibit and that you will refile the exhibit in the next amendment.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, MAAX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If MAAX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MAAX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If MAAX requests acceleration of the registration statement`s effectiveness, MAAX should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MAAX from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* MAAX may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that MAAX provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director


cc:	Stephen C. Koval, Esq.
	Kaye Scholer LLP
	425 Park Avenue
	New York, NY 10022











Mr. Andre Heroux
July 29, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE